August 1, 2024

Erik B. Levitt
Principal Financial Officer
Hammer Fiber Optics Holdings Corp
6151 Lake Osprey Drive
Sarasota, FL 34 240

        Re: Hammer Fiber Optics Holdings Corp
            Form 10-K filed on February 16, 2024
            Form 10-Q filed on March 27, 2024
            Correspondence filed on July 19, 2024
            File No. 001-35876
Dear Erik B. Levitt:

       We have reviewed your July 19, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 28, 2024 letter.

Correspondence filed on July 19, 2024
Note 3 - Summary of significant accounting policies, page F-18

1. We noted your response to our prior comment 2, and we also note that your specific indefinite-lived intangible assets represent associated customer contracts and relationships with United Bank for Africa (the "Customer') and related technology. Please address the following:
            Explain how you consider ASC 805-20-55-24, that customer contracts and relationships with United Bank for Africa (the "Customer') and related technology may represent three distinct intangible assets. Please provide your analysis and refer to the authoritative accounting guidance you relied upon..
            Explain the specific factors or indicators you considered that your customer contracts and relationships with United Bank for Africa (the "Customer') and related technology have an indefinite life. Refer to ASC 350-30-35-4. Please provide your
 August 1, 2024
Page 2

          analysis to support no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of each of your distinct intangible assets.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology